UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11‑K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission file number 000‑15637

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SVB FINANCIAL GROUP 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SVB FINANCIAL GROUP

3003 Tasman Drive
Santa Clara, California 95054‑1191

Financial Statements and Supplemental Schedule

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

As of December 31, 2013 and 2012 and for the
Years ended December 31, 2013 and 2012

with Report of Independent Registered Public Accounting Firm

Financial Statements and Supplemental Schedule
SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
As of December 31, 2013 and 2012 and for the
Years ended December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and
Plan Administrator of the
SVB Financial Group 401(k) and
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the SVB Financial Group 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years ended December 31, 2013, and 2012, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and 2012, and the changes in net assets available for benefits for the years ended December 31, 2013, and 2012, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOSS ADAMS LLP
MOSS ADAMS LLP

Campbell, California
June 23, 2014

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
Assets:
Investments, at fair value	$350,826,072	$250,234,183
Receivables:
Discretionary Employee Stock Ownership Plan and Profit Sharing	7,278,064	10,323,653
Notes receivable from participants	5,733,490	4,742,120
Employer contributions	902,223	438,662
Other receivables	72	73
Total receivables	13,913,849	15,504,508
Total assets	364,739,921	265,738,691

Liabilities:
Pending trades due to broker	1,246	2,111
Administrative fees payable	1,325	1,200
Total liabilities	2,571	3,311
Net assets available for benefits	$364,737,350	$265,735,380
See accompanying notes to financial statements.

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2013	2012
Additions to net assets attributed to:
Investment and other income:
Dividends and interest on investments	$9,077,215	$6,153,187
Interest on notes receivable from participants	221,813	193,802
Net realized and unrealized increase in the fair value of investments	73,823,601	21,787,520
Total investment income	83,122,629	28,134,509

Contributions:
Participants	15,533,003	15,111,471
Discretionary Employee Stock Ownership Plan and Profit Sharing	7,278,064	10,323,653
Employer matching	10,542,931	9,397,728
Rollovers	1,869,508	1,696,566
Total contributions	35,223,506	36,529,418

Deductions from net assets attributed to:
Benefits paid to participants	(19,195,190)	(15,706,077)
Administrative fees and other	(148,975)	(20,813)
Total deductions	(19,344,165)	(15,726,890)
Net increase	99,001,970	48,937,037

Net assets available for benefits:
Beginning of year	265,735,380	216,798,343
End of year	$364,737,350	$265,735,380
See accompanying notes to financial statements.

SVB FINANCIAL GROUP 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2013 and 2012
(1)    Description of the Plan
The following description refers to the SVB Financial Group 401(k) and Employee Stock Ownership Plan (the “Plan”), as amended from time to time. This description provides only general information. Participants should refer to the Plan document and the Summary Plan Description and Prospectus for the Plan to obtain a more complete description of the Plan’s provisions.
General
SVB Financial Group is a diversified financial services company, as well as a bank holding company and a financial holding company. SVB Financial Group was incorporated in the state of Delaware in March 1999. Through our various subsidiaries and divisions, we offer a variety of banking and financial products and services to clients across the United States, as well as in key international entrepreneurial markets. In these notes to the Plan’s financial statements, when we refer to “SVB Financial Group,” “SVBFG,” the “Company,” “we,” “our,” “us” or use similar words, we mean SVB Financial Group and all of its subsidiaries collectively, including Silicon Valley Bank, unless the context requires otherwise. We operate through 28 offices in the United States, as well as offices internationally in China, Hong Kong, India, Israel and the United Kingdom. Our corporate headquarters is located at 3003 Tasman Drive, Santa Clara, California, 95054.
The Plan is a defined contribution plan established by the Company effective as of January 1, 1985. The Plan is intended to constitute a qualified profit sharing plan, as described in Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, and which also includes an employee stock ownership plan as described in Section 4975(e)(7) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
On December 9, 2013, the Company timely adopted certain amendments to the Plan, which were required by the Internal Revenue Service ("IRS") as a condition to the issuance of its most recent favorable determination letter on the Plan (as described in Note 7 below). These amendments did not result in any material modification of the Plan that would require any change to the general description of the Plan set forth in these Notes.
Administration of Plan
Under ERISA, we are the designated administrator of the Plan. Overall management and administration of the Plan is the responsibility of a committee appointed by us. We appointed Fidelity Management Trust Company (“Fidelity”) to act as trustee and custodian of the Plan and Fidelity Institutional Retirement Services Company to act as day-to-day recordkeeper of the Plan.
Plan Year
The Plan year is the twelve-consecutive month period beginning each January 1 and ending each December 31.
Eligibility
Employees of the Company and its participating affiliates are eligible to become Plan participants on the first day of hire, so long as they meet certain eligibility requirements set forth in the Plan, including the minimum age of 18 years.
Contributions
Eligible employees may contribute up to 75% of their eligible pre-tax compensation each pay period during a Plan year as employee salary deferral contributions, subject to applicable annual IRC contribution limits of $17,500 in 2013 and $17,000 in 2012. Eligible employees who are age 50 or will reach age 50 before the close of a Plan year may also contribute up to 75% of their eligible pre-tax compensation each pay period during the Plan year as catch-up contributions, subject to applicable annual IRC contribution limits of $5,500 in both 2013 and 2012, as provided in IRC Section 414(v) and the Plan. Participants may also make rollover contributions of eligible amounts representing distributions from other eligible employer plans or eligible individual retirement accounts or annuities, as set forth in the Plan.
Employees who are newly hired or rehired as eligible employees automatically are enrolled in the Plan at a rate of 5% of their eligible pre-tax compensation unless they affirmatively elect to decline participation in the Plan or elect to participate at a different rate during the opt-out period specified by the Plan administrator.
We match 100% of employee salary deferral contributions up to the first 5% of eligible pre-tax compensation contributed each pay period. Additionally, the Plan provides for a true-up matching contribution to be made at the end of the Plan year to ensure that eligible participants who elected to contribute 5% or greater of their eligible pre-tax compensation throughout the Plan year receive the maximum matching contribution of 5% of eligible pre-tax compensation. In order to receive a true-up matching contribution for any Plan year, a participant must meet certain eligibility requirements as set forth in the Plan. We may change the matching contribution rate at any time, subject to the limits of the Plan.
Any discretionary contributions made by us are allocated among the Plan participants based upon each participant’s eligible compensation. Under the Plan, these discretionary contributions may be made by us in two forms: (1) profit sharing contributions in the form of cash, and/or (2) employee stock ownership plan contributions in the form of SVBFG common stock through the Silicon Valley Bank Stock Fund. We refer to both of these discretionary contributions collectively as “ESOP/Profit Sharing.” ESOP/Profit Sharing contributions, which are determined based on our performance and the approval of the Compensation Committee of our Board of Directors, may range between 0% to 10% of eligible compensation. These ESOP/Profit Sharing contributions are made to eligible participants who must meet eligibility requirements as set forth in the Plan. For the 2013 Plan year, we made a total discretionary ESOP/Profit Sharing contribution of 3.78% of each participant's eligible compensation, or $7,780,494 ($502,430 of which was funded by forfeitures). The contribution was comprised of $3,890,162 of stock in the Silicon Valley Bank Stock Fund and $3,890,332 in cash and forfeitures. For the 2012 Plan year, we made a total discretionary ESOP/Profit Sharing contribution of 5% of each participant's eligible compensation, or $10,323,653. The contribution was comprised of $5,165,933 of stock in the Silicon Valley Bank Stock Fund and $5,157,720 in cash.
Participant Accounts
Each participant’s Plan account is credited with the participant’s contributions, our contributions and any investment gains or losses. The allocation of our contributions are based on participant-directed investment allocations, as provided in the Plan. Certain fees may be charged to participant accounts, as provided in the Plan. The benefit to which a participant is entitled is the vested portion of the participant’s Plan account.
Vesting
Contributions made by Plan participants and our matching contributions plus actual earnings are immediately vested. Vesting in any discretionary ESOP/Profit Sharing contributions made by us plus actual earnings and in any Money Purchase Pension Plan subaccount is based on eligible participants’ years of vesting service, as defined in the Plan, in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
Less than 1	—%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

In addition, a participant’s Plan account becomes fully vested during any Plan year upon his or her attaining the Plan's normal retirement age of 62 while employed by us or any of our affiliates, or the termination of his or her employment with us and our affiliates due to death or a qualifying disability or in connection with a qualifying termination following a change in control event, as set forth in the Plan.
Forfeited Accounts
Forfeited balances of terminated participants’ nonvested Plan accounts are used first to restore any previously forfeited amounts of rehired participants’ accounts and are then used to pay for the Plan’s administrative expenses or to reduce our future contributions to the Plan. Forfeitures totaled $391,267 and $512,633 at December 31, 2013 and 2012, respectively. For 2013, no Plan administrative expenses were paid from forfeitures. In March of 2014, $502,430 in forfeitures were used for our 2013 ESOP/Profit Sharing contributions to the Plan. For 2012, $2,300 in forfeitures were used for payment of the Plan's administrative expenses. In March of 2013, $567,674 in forfeitures were used for our 2012 Employer Matching contributions to the Plan.
Investment Options
Participants may direct the investment of their Plan accounts in any of the Plan’s investment options. Participants may elect to invest in any of the Plan’s investment options in increments of 1% of their total contribution amounts, except that any new contributions allocated to the Silicon Valley Bank Stock Fund (a fund primarily of shares of SVBFG common stock) are limited to 25% of the amount available for each participant to direct. Gains or losses on these investments are applied to participants’ accounts as of the end of each trading day. Participants may change their investment elections under the Plan generally at any time, in accordance with the procedures established by the Plan administrator and the recordkeeper.
Notes Receivable from Participants
Eligible participants may borrow from the vested portion of their total account balance under the Plan, an amount equal to a minimum of $1,000 up to a maximum generally equal to the lesser of $50,000 or 50% of the participant’s total vested account balance under the Plan. Note transactions are treated as transfers between the investment funds and the notes receivable. Note terms may be up to five years for personal notes or up to 15 years for the purchase of a primary residence. The notes are secured by the vested balance in the participant’s account and bear fixed interest at a reasonable rate as determined by the Plan administrator, which provides a return commensurate with the prevailing interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances. Interest rates for notes receivable ranged from 4.25% to 9.25% at both December 31, 2013 and December 31, 2012. Notes receivable at December 31, 2013 mature from January 28, 2014 to December 30, 2028. Principal and interest are generally paid ratably through semi-monthly payroll deductions. If a participant terminates employment with us or our participating affiliate, he or she may continue to make loan repayments directly to Fidelity as long as he or she continues to have an account balance under the Plan.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions, upon the occurrence of a distribution event, based upon the terms of the Plan document.
Payment of Benefits
Upon a participant’s termination of employment with us and all of our affiliates, the participant may elect to have his or her vested Plan account balance be paid, as provided under the Plan, either: (i) in a lump sum, or (ii) with respect to his or her Money Purchase Pension Plan subaccount balance, if any, in the form of an annuity specified in the Plan. Except as otherwise required by law and the Plan, if the terminated participant’s vested account balance is more than $5,000, the participant generally may leave the account balance in the Plan until he or she elects a form of Plan distribution. If the terminated participant’s vested account balance is between $1,000 and $5,000, we will automatically rollover such amount to an individual retirement account on his or her behalf unless directed otherwise by the participant pursuant to the Plan's procedures, in compliance with applicable law. If the vested account balance is $1,000 or less, a lump sum distribution payment automatically will be made to the terminated participant, unless directed otherwise by the participant pursuant to the Plan's procedures.

Subject to the limitations set forth in the Plan, a participant also may receive an in-service withdrawal from certain portions of his or her vested Plan account upon a financial hardship or attainment of age 59.5 and from his or her Rollover Contributions subaccount, if any.
(2)    Summary of Accounting Policies
The accounting and reporting policies of the Plan conform with accounting principles generally accepted in the United States of America (“GAAP”).
Basis of Financial Statement Presentation
The financial statements of the Plan are prepared using the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities, if any, at the date of the financial statements. Actual results could differ from those estimates.
Administrative Expenses
Plan administrative expenses may be paid by the Plan or by us. For the year ended December 31, 2013, all administrative expenses were paid by the Plan. For the year ended December 31, 2012, substantially all administrative expenses were paid by the Plan.
Investment Valuation and Income Recognition
The Plan’s investments are carried at fair value. When available, quoted market prices are used to value these investments. Shares of mutual funds are valued at the publicly quoted net asset value of shares held by the Plan at year-end. SVBFG common stock is valued based on its quoted closing market price. Money market funds and interest earning cash are carried at cost, which is a reasonable estimate of fair value because of the insignificant risk of changes in fair value due to the changes in market interest rates.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The net realized and unrealized increase in the fair value of investments includes gains and losses on investments held as well as bought and sold during the year and at year-end.
Payments of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
Participants may invest their Plan accounts in the investment options offered under the Plan consisting of various mutual funds and the Silicon Valley Bank Stock Fund (which invests primarily in shares of SVBFG common stock). The mutual funds invest in stocks, bonds and other types of investment securities. SVBFG common stock and other investment securities are exposed to risks, such as those associated with interest rates, market conditions and credit worthiness of the securities' issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Plan's financial statements.
As noted above, the Plan holds investments in SVBFG common stock through the Silicon Valley Bank Stock Fund and accordingly, Plan participants’ accounts that hold interests in the Silicon Valley Bank Stock Fund are exposed to market risk in the event of a significant decline in the value of such stock.

(3)    Investments
The following table represents the fair value of the Plan’s investments. Individual investments which exceed 5% of the Plan’s net assets are separately presented for the years ended December 31, 2013 and 2012.

	December 31,
	2013	2012
Mutual funds:
Fidelity Spartan 500 Index Institutional Fund	$39,007,697	$27,943,910
Fidelity Blue Chip Growth Fund K	30,231,325	21,479,465
Fidelity Diversified International Fund K	25,459,702	21,068,059
Fidelity Mid-Cap Stock Fund K	21,402,142	15,473,289
Fidelity Equity-Income Fund K	18,713,110	15,035,027
Other funds individually less than 5% of net assets	133,141,498	95,967,341
Total mutual funds	267,955,474	196,967,091

Common stock:
SVBFG common stock (1)	57,575,270	30,944,469

Money market funds:
Fidelity Retirement Money Market Portfolio	24,159,450	21,731,671
Interest earning cash	1,135,878	590,952
Total investments	$350,826,072	$250,234,183

(1) At December 31, 2013 and 2012, the Plan held 549,068 shares and 552,876 shares, respectively, of SVBFG common stock through the Silicon Valley Bank Stock Fund with a cost basis of $18,979,178 and $15,703,863, respectively.
The Plan’s investments (including gains and losses on investments held as well as bought and sold during the year) increased in value as follows for the years ended December 31, 2013 and 2012:

	2013	2012
Net increase in the fair value of investments:
Mutual funds	$45,735,770	$17,202,210
SVBFG common stock	28,087,831	4,585,310
Total	$73,823,601	$21,787,520
At December 31, 2013 and 2012, the Plan’s investment in the Silicon Valley Bank Stock Fund included the following underlying assets:

	December 31,
	2013	2012
SVBFG common stock	$57,575,270	$30,944,469
Interest earning cash	1,135,878	590,952
Accrued income	72	73
Silicon Valley Bank Stock Fund	$58,711,220	$31,535,494
(4)    Fair Value Measurements
We use fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (the “exit price”) in an orderly transaction between market participants at the measurement date. Fair value is a market-based measure considered from the perspective of a market participant who holds the assets or owes the liability rather than an entity-specific measure.
There is a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data. The three levels for measuring fair value are based on the reliability of inputs and are as follows:
Level 1
Fair value measurements based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to instruments utilizing Level 1 inputs. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment. Assets utilizing Level 1 inputs include mutual funds, SVBFG common stock, money market funds and interest earning cash.
Level 2
Fair value measurements based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly. As of December 31, 2013 and 2012, the Plan did not hold any assets or liabilities utilizing Level 2 inputs.
Level 3
Fair value measurements derived from valuation techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions we believe market participants would use in pricing the assets. As of December 31, 2013 and 2012, the Plan did not hold any assets or liabilities utilizing Level 3 inputs.
There were no transfers between Levels 1, 2 or 3 during the 2013 and 2012 Plan years.
It is the Plan’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. When available, we use quoted market prices to measure fair value.
The Plan’s investments are recorded at fair value on a recurring basis. The following fair value hierarchy table presents information about assets that are measured at fair value on a recurring basis as of December 31, 2013:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2013
Mutual funds:
Large Cap	$94,865,732	$—	$—	$94,865,732
Retirement Income	63,390,954	—	—	63,390,954
Mid Cap	35,839,264	—	—	35,839,264
International	26,839,082	—	—	26,839,082
Small Cap	26,032,824	—	—	26,032,824
Bonds	20,987,618	—	—	20,987,618
Total mutual funds	267,955,474	—	—	267,955,474

Common stock	57,575,270	—	—	57,575,270
Money market funds	24,159,450	—	—	24,159,450
Interest earning cash	1,135,878	—	—	1,135,878
Total investments	$350,826,072	$—	$—	$350,826,072

The following fair value hierarchy table presents information about assets that are measured at fair value on a recurring basis as of December 31, 2012:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2012
Mutual funds:
Large Cap	$68,126,942	$—	$—	$68,126,942
Retirement Income	45,776,147	—	—	45,776,147
Mid Cap	23,621,710	—	—	23,621,710
Bonds	21,424,592	—	—	21,424,592
International	21,360,422	—	—	21,360,422
Small Cap	16,657,278	—	—	16,657,278
Total mutual funds	196,967,091	—	—	196,967,091

Common stock	30,944,469	—	—	30,944,469
Money market funds	21,731,671	—	—	21,731,671
Interest earning cash	590,952	—	—	590,952
Total investments	$250,234,183	$—	$—	$250,234,183
(5)    Related Party Transactions
We are the Plan administrator (as designated under the Plan), and we believe that all SVBFG common stock transactions involving the Plan and investments managed by Fidelity, the Plan trustee, custodian and recordkeeper (as defined in the Plan), qualify as exempt party-in-interest transactions.
(6)    Plan Termination
Although we have not expressed any intent to do so, we have the right to terminate the Plan or discontinue contributions, in accordance with the Plan and consistent with the provisions of ERISA, at any time and for any reason. In the event of a Plan termination, participants will become fully vested in their Plan accounts (if not already vested).
(7)    Tax Status
The Plan’s latest favorable determination letter from the IRS was issued on November 14, 2013, in which the IRS stated that the Plan, as then designed, was in compliance with applicable requirements of the IRC. The Plan has been amended since the date of issuance of such determination letter.
The Plan administrator believes that the Plan continues to be designed and is currently being operated in material compliance with the applicable requirements of the IRC and that the trust, which is the legal entity in which the Plan assets are held, continues to be exempt from federal income and state franchise tax. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.
GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. No uncertain positions have been identified that would require recognition of a liability (or asset) or disclosure in the financial statements as of December 31, 2013. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.
(8)    Concentration of Investments
The Plan’s investment in shares of SVBFG common stock through the Silicon Valley Bank Stock Fund represents approximately 16% and 12% of total Plan assets for December 31, 2013 and 2012, respectively.
(9)    Subsequent Events
In December 2013, we amended and restated the Plan effective as of January 1, 2014 (except as otherwise specified therein or as required by applicable law) ("2014 Restatement").
In January 2014, we submitted the 2014 Restatement to the IRS for a new favorable determination letter, which is expected to be received in due course.

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
EIN: 91‑1962278, Plan # 001

December 31, 2013

Issuer	Description of Investment	Number of Shares	Current Value
	Mutual funds:
* Fidelity	Spartan 500 Index Institutional Fund	595,628	$39,007,697
* Fidelity	Blue Chip Growth Fund K	476,684	30,231,325
* Fidelity	Diversified International Fund K	691,089	25,459,702
* Fidelity	Mid-Cap Stock Fund K	541,826	21,402,142
* Fidelity	Equity-Income Fund K	318,901	18,713,110
* Fidelity	Government Income Fund	1,105,076	11,227,575
* Fidelity	Spartan Extended Market Index Fund Advantage Class	40,017	2,137,715
* Fidelity	Spartan U.S. Bond Index Fund Advantage Class	54,021	613,681
* Fidelity	Freedom K Income Fund	114,208	1,365,931
* Fidelity	Freedom K 2000 Fund	54,303	663,585
* Fidelity	Freedom K 2005 Fund	6,020	80,906
* Fidelity	Freedom K 2010 Fund	261,002	3,661,861
* Fidelity	Freedom K 2015 Fund	110,281	1,570,397
* Fidelity	Freedom K 2020 Fund	569,640	8,476,239
* Fidelity	Freedom K 2025 Fund	398,331	6,178,113
* Fidelity	Freedom K 2030 Fund	652,895	10,354,910
* Fidelity	Freedom K 2035 Fund	409,294	6,704,241
* Fidelity	Freedom K 2040 Fund	629,039	10,360,278
* Fidelity	Freedom K 2045 Fund	391,275	6,573,413
* Fidelity	Freedom K 2050 Fund	391,706	6,608,073
* Fidelity	Freedom K 2055 Fund	65,701	793,007
Dimensional Fund Advisors	U.S. Small Cap Value Fund Institutional Class	387,492	13,721,107
PIMCO	Low Duration Fund Institutional Class	670,819	6,929,556
PIMCO	Total Return Fund Institutional Class	207,372	2,216,805
Franklin Templeton	Small-Mid Cap Growth Fund	141,652	6,091,038
American Century	Small Company Fund Institutional Class	466,903	5,873,642
Goldman Sachs	Mid Cap Value Fund Institutional Class	139,734	6,208,369
Legg Mason Partners	ClearBridge Aggressive Growth Fund	35,091	6,913,601
T. Rowe Price	New Horizons Fund	139,141	6,438,075
Vanguard	Total International Stock Index Fund	41,053	1,379,380
	Total mutual funds		267,955,474

	Common stock:
* SVB Financial Group	SVB Financial Group common stock	549,068	57,575,270

	Money market funds:
* Fidelity	Retirement Money Market Portfolio	24,159,450	24,159,450
* Fidelity	Interest earning cash—average interest rate of 0.01%	1,135,878	1,135,878
	Total investments		350,826,072

	Notes receivable from participants:
* Participants	455 notes with interest ranging from 4.25% to 9.25% and maturity
	dates ranging from January 28, 2014 to December 30, 2028		5,733,490
	Total		$356,559,562

* Denotes party-in-interest to the Plan

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SVB FINANCIAL GROUP 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

By:	SVB Financial Group,
as Plan administrator

Date: June 23, 2014	By:	/s/ KAMRAN F. HUSAIN
	Name:	Kamran F. Husain
	Title:	Chief Accounting Officer and Principal Accounting Officer
Date: June 23, 2014	By:	/s/ CHRIS EDMONDS-WATERS
	Name:	Chris Edmonds-Waters
	Title:	Head of Human Resources

Index to Exhibits

Exhibit No.	Description	Filed Herewith
23.1	Consent of Moss Adams LLP, independent registered public accounting firm	X